UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Rapid Micro Biosystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

75340L104

(CUSIP Number)

July 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech Growth II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Gursney

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,043,635(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,043,635 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,043,635 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,007,501 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 36,134 shares of Class A common stock held by Endeavour Medtech Growth Parallel II LP.
(2)

Based on 34,275,232 shares of Class A Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on July 14, 2021, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-257431).

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech Growth Parallel II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Gursney

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,043,635(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,043,635 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,043,635 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,007,501 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 36,134 shares of Class A common stock held by Endeavour Medtech Growth Parallel II LP.
(2)

Based on 34,275,232 shares of Class A Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on July 14, 2021, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-257431).

CUSIP No. 75340L104

1.	Name of Reporting Persons Endeavour Medtech II GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Gursney

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,043,635(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,043,635 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,043,635 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 2,007,501 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 36,134 shares of Class A common stock held by Endeavour Medtech Growth Parallel II LP.
(2)

Based on 34,275,232 shares of Class A Common Stock of the Issuer outstanding, which include the underwriters’ exercise of over-allotment option, as disclosed in the prospectus filed by the Issuer on July 14, 2021, pursuant to Rule 424(b)(4), which forms part of the Issuer’s Registration Statement on Form S-1 (File No. 333-257431).

Item 1(a).	Name of Issuer

Rapid Micro Biosystems, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

100 Pawtucket Boulevard West, Suite 280, Lowell, Massachusetts 01854

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Endeavour Medtech Growth II LP

(ii) Endeavour Medtech Growth Parallel II LP

(iii) Endeavour Medtech II GP Limited

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is P.O. Box 656, East Wing Trafalgar Court, Les Banques, St Peter Port, Guernesy GY1 3PP.

Item 2(c).	Citizenship

(i) Endeavour Medtech Growth II LP is a Gurnsey company.

(ii) Endeavour Medtech Growth Parallel II LP is a Gurnsey company.

(i) Endeavour Medtech II GP Limited is a Gurnsey company.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number

75340L104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership

(a)   Amount Beneficially Owned:

Endeavour Medtech Growth II LP

2,007,501 shares of Class A common stock are held of record by Endeavour Medtech Growth II LP (“EMG II”). Endeavour Medtech II GP Limited (“Endeavour GP”) is the general partner of EMG II.

Endeavour Medtech Growth Parallel II LP

36,134 shares of Class A common stock are held of record by Endeavour Medtech Growth Parallel II LP (“EMG II AFF”). Endeavour GP is the general partner of EMG II.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 27, 2021

Endeavour Medtech Growth II LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech Growth Parallel II LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech II GP Limited

By:	/s/ Nick Barton
Nick Barton
Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value per share, of Rapid Micro Biosystems, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 27, 2021.

Endeavour Medtech Growth II LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech Growth Parallel II LP By: Endeavour Medtech II GP Limited Its: General Partner

By:	/s/ Nick Barton
Nick Barton
Director

Endeavour Medtech II GP Limited

By:	/s/ Nick Barton
Nick Barton
Director

EXHIBIT B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.